ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-223208
Dated November 12, 2019

HSBC USA Inc. Trigger Callable Yield Notes

$ Notes Linked to the Least Performing of the SPDR® S&P 500® ETF, the iShares® Russell 2000 ETF and the Invesco QQQ Trust™, Series 1 due on or about November 17, 2021

Investment Description

These Trigger Callable Yield Notes (the "Notes") are senior unsecured debt securities issued by HSBC USA Inc. ("HSBC") with returns linked to the Least Performing of the SPDR® S&P 500® ETF, the iShares® Russell 2000 ETF and the Invesco QQQ Trust™, Series 1 (each, an "Underlying" and together, the "Underlyings"). The Notes will rank equally with all of our other unsecured and unsubordinated debt obligations. HSBC will pay a quarterly coupon payment regardless of the performance of the Underlyings. HSBC has the right to call the Notes at its option on any Coupon Payment Date other than the Maturity Date, regardless of the prices of the Underlyings at that time. If the Notes are called, HSBC will pay you the Principal Amount of your Notes plus the coupon payment otherwise due, and no further amounts will be owed to you under the Notes. The Underlying with the lowest Underlying Return is the "Least Performing Underlying." If the Notes are not called prior to maturity and the Final Price of the Least Performing Underlying is equal to or greater than its Downside Threshold, HSBC will pay you a cash payment at maturity equal to the Principal Amount of your Notes. If the Final Price of the Least Performing Underlying is less than its Downside Threshold, HSBC will deliver to you shares of the Least Performing Underlying, resulting in a loss on your initial investment that is proportionate to the negative performance of the Least Performing, plus the final coupon payment. Underlying over the term of the Notes, and you may lose up to 100% of your Principal Amount.

Investing in the Notes involves significant risks. You may lose some or all of your Principal Amount. You will be exposed to the market risk of each Underlying and any decline in the price of one Underlying may negatively affect your return and will not be offset or mitigated by a lesser decline or any potential increase in the price of the other Underlying. Generally, the higher the Coupon Rate on a Note, the greater the risk of loss on that Note. The contingent repayment of principal only applies if you hold the Notes to maturity. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of HSBC. If HSBC were to default on its payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

Features

❑ **Income**: Regardless of the performance of the Underlyings, HSBC will pay a quarterly coupon payment, unless the Notes have been previously called. In exchange for receiving the quarterly coupon payment on the Notes, you are accepting the risk of receiving shares of the Least Performing Underlying that will be worth less than your Principal Amount, and our credit risk for all payments under the Notes.

❑ **Issuer Callable:** HSBC may, at its election, call the Notes on any Coupon Payment Date (other than the final Coupon Payment Date), regardless of the prices of the Underlyings, and pay you the Principal Amount of your Notes plus the coupon payment otherwise due. If the Notes are called, no further payments will be made after HSBC makes the applicable payment.

❑ **Contingent Repayment of Principal Amount at Maturity:** If the Notes have not been previously called and the Official Closing Price of the Least Performing Underlying is not less than its Downside Threshold on the Final Valuation Date, HSBC will pay you the Principal Amount per Note at maturity plus the final coupon payment. If the Official Closing Price of the Least Performing Underlying on the Final Valuation Date is less than its Downside Threshold, HSBC will deliver to you at maturity the Share Delivery Amount, which will be worth less than the Principal Amount, if anything, resulting in a loss on your initial investment, plus the final coupon payment. The contingent repayment of principal only applies if you hold the Notes until maturity. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of HSBC.

Key Dates[1]

Trade Date	November 12, 2019
Settlement Date	November 15, 2019
Coupon Payment Dates[2]	Quarterly, commencing on February 14, 2020
Final Valuation Date[2]	November 12, 2021
Maturity Date[2]	November 17, 2021

[1] Expected
[2] See page 4 for additional details

**THE NOTES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE TERMS OF THE NOTES MAY NOT OBLIGATE HSBC TO REPAY THE FULL PRINCIPAL AMOUNT OF THE NOTES. THE NOTES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE LEAST PERFORMING UNDERLYING, WHICH CAN RESULT IN A LOSS OF SOME OR ALL OF THE PRINCIPAL AMOUNT AT MATURITY. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF HSBC. YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES.
YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER "KEY RISKS" BEGINNING ON PAGE 6 AND THE MORE DETAILED "RISK FACTORS" BEGINNING ON PAGE S-1 OF THE ACCOMPANYING ETF UNDERLYING SUPPLEMENT AND BEGINNING ON PAGE S-1 OF THE ACCOMPANYING PROSPECTUS SUPPLEMENT BEFORE PURCHASING ANY NOTES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR NOTES.**

Note Offering

This The Notes are offered at a minimum investment of $1,000 in denominations of $1,000 and integral multiples thereof. The final terms of the Notes will be determined on the Trade Date.

Underlyings (Least Performing of)	Coupon Rate	Initial Prices	Downside Thresholds	CUSIP	ISIN
The SPDR® S&P 500® ETF ("SPY")	At least 5.75% per annum	•	60% of its Initial Price	40438B525	US40438B5259
The iShares® Russell 2000 ETF ("IWM")		•	60% of its Initial Price		
The Invesco QQQ Trust™, Series 1 ("QQQ")		•	60% of its Initial Price		

See "Additional Information about HSBC USA Inc. and the Notes" on page 2. The Notes offered will have the terms specified in the accompanying prospectus dated February 26, 2018, the accompanying prospectus supplement dated February 26, 2018, the accompanying ETF underlying supplement dated February 26, 2018 and the terms set forth herein.

Neither the U.S. Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or ETF underlying supplement. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

The Notes will not be listed on any U.S. securities exchange or quotation system. HSBC Securities (USA) Inc., an affiliate of HSBC USA Inc., will purchase the Notes from HSBC USA Inc. for distribution to UBS Financial Services Inc., acting as agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page hereof for a description of the distribution arrangement.

The Estimated Initial Value of the Notes on the Trade Date is expected to be between $960 and $990 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page 4 and "Key Risks" beginning on page 6 of this document for additional information.

Notes Linked to:	Price to Public		Underwriting Discount[(1)]		Proceeds to Us	
	Total	Per Note	Total	Per Note	Total	Per Note
The Least Performing of the SPDR® S&P 500® ETF, the iShares® Russell 2000 ETF and the Invesco QQQ Trust™, Series 1	•	$1,000.00	•	$10.00	•	$990.00

[(1)]See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page hereof.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

UBS Financial Services Inc.   **HSBC Securities (USA) Inc.**

Additional Information About HSBC USA Inc. and the Notes

This document relates to the offering of Notes identified on the cover page. As a purchaser of a Note, you will acquire an investment instrument linked to the least performing of the Underlyings. Although the offering relates to the Underlyings, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to any Underlying, or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 26, 2018, the prospectus supplement dated February 26, 2018 and the ETF underlying supplement dated February 26, 2018. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying ETF underlying supplement, prospectus supplement or prospectus, the terms described in this document shall control. You should carefully consider, among other things, the matters set forth in "Key Risks" beginning on page 6 herein and in "Risk Factors" beginning on page S-1 of the prospectus supplement and beginning on page S-1 of the accompanying ETF underlying supplement, as the Notes involve risks not associated with conventional debt securities. HSBC urges you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

HSBC USA Inc. has filed a registration statement (including a prospectus, a prospectus supplement and the ETF underlying supplement) with the SEC for the offerings to which this document relates. Before you invest, you should read the prospectus, prospectus supplement and ETF underlying supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and these offerings. You may get these documents for free by visiting EDGAR on the SEC's website at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity index underlying supplement if you request them by calling toll-free 1-866-811-8049.

You may access these documents on the SEC's website at www.sec.gov as follows:

- ETF Underlying Supplement dated February 26, 2018:

  https://www.sec.gov/Archives/edgar/data/83246/000114420418010788/tv486720_424b2.htm

- Prospectus supplement dated February 26, 2018:

  https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm

- Prospectus dated February 26, 2018:

  https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

As used herein, references to the "Issuer," "HSBC," "we," "us" and "our" are to HSBC USA Inc. References to the "ETF underlying supplement" mean the ETF underlying supplement dated February 26, 2018, references to the "prospectus supplement" mean the prospectus supplement dated February 26, 2018 and references to "accompanying prospectus" mean the prospectus, dated February 26, 2018.

Investor Suitability

The Notes may be suitable for you if:

♦ You fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire initial investment.

♦ You believe the Official Closing Price of each Underlying will be equal to or greater than its Downside Threshold on the Final Valuation Date.

♦ You are willing to make an investment where you could lose some or all of your initial investment and are willing to make an investment that may have the same downside market risk as the Least Performing Underlying.

♦ You are willing to accept the individual market risk of each Underlying and understand that any decline in the price of one Underlying will not be offset or mitigated by a lesser decline or any potential increase in the price of the other Underlying.

♦ You understand and accept that you will not participate in any appreciation in the price of any Underlying, and your potential return is limited to the coupon payments.

♦ You are willing to invest in the Notes if the Coupon Rate was set equal to the bottom of the range indicated on the cover hereof (the actual Coupon Rate will be set on the Trade Date).

♦ You are willing to hold Notes that may be called early or you are otherwise willing to hold the Notes to maturity and do not seek an investment for which there is an active secondary market.

♦ You understand and accept the risks associated with each Underlying.

♦ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

♦ You are willing to forgo dividends paid on the Underlyings or on the stocks included in the Underlyings.

♦ You are willing to assume the credit risk associated with HSBC, as Issuer of the Notes, and understand that if HSBC defaults on its obligations, you may not receive any amounts due to you, including any repayment of principal.

The Notes may not be suitable for you if:

♦ You do not fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire initial investment.

♦ You believe that the price of at least one Underlying will decline during the term of the Notes and is likely to close below its Downside Threshold on the Final Valuation Date.

♦ You are not willing to make an investment in which you could lose some or all of your initial investment and you are not willing to make an investment that may have the same downside market risk as the Least Performing Underlying.

♦ You are not willing to accept the individual market risk of each Underlying or are not willing to accept the risk that any decline in the price of one Underlying will not be offset or mitigated by a lesser decline or any potential increase in the price of the other Underlying.

♦ You seek an investment that participates in the appreciation in the price of an Underlying or that has unlimited return potential.

♦ You are unwilling to invest in the Notes if the Coupon Rate was set equal to the bottom of the range indicated on the cover hereof (the actual Coupon Rate will be set on the Trade Date).

♦ You are unable or unwilling to hold securities that may be called early, or you are otherwise unable or unwilling to hold the Notes to maturity and seek an investment for which there will be an active secondary market.

♦ You do not understand or accept the risks associated with any Underlying.

♦ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

♦ You prefer to receive the dividends paid on the Underlyings or on the stocks included in the Underlyings.

♦ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes, for any payments on the Notes, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. For more information about the Underlyings, see "Information About the Underlyings" herein and the accompanying ETF Underlying Supplement, as applicable. You should also review carefully the "Key Risks" herein and the more detailed "Risk Factors" beginning on page S-1 of the ETF underlying supplement and beginning on page S-1 of the accompanying prospectus supplement.

Indicative Terms

Issuer	HSBC USA Inc. ("HSBC")
Principal Amount	$1,000 per Note.
Term	Approximately 2 years, unless earlier called.
Trade Date[1]	November 12, 2019
Settlement Date[1]	November 15, 2019
Final Valuation Date[1]	November 12, 2021
Maturity Date[1]	November 17, 2021
Underlyings	The SPDR® S&P 500® ETF (Ticker: "SPY"), the iShares® Russell 2000 ETF (Ticker: "IWM") and the Invesco QQQ Trust™, Series 1 (Ticker: "QQQ")
Issuer Call Feature	HSBC may elect to call the Notes on any Coupon Payment Date (other than the final Coupon Payment Date), regardless of the prices of the Underlyings. If the Notes are called, HSBC will pay you on the applicable Coupon Payment Date a cash payment per Note equal to the Principal Amount plus the coupon payment otherwise due, and no further payments will be made on the Notes. Before we elect to call the Notes on a Coupon Payment Date, we will deliver written notice to The Depository Trust Company ("DTC") at least two business days prior to that date (each such second business day, a "Call Notice Date"). The Call Notice Dates are expected to be: February 12, 2020, May 12, 2020, August 12, 2020, November 12, 2020, February 12, 2021, May 12, 2021, August 12, 2021 and November 12, 2021.
Coupon Payment Dates[2]	Coupon payments will be paid in equal quarterly installments on the Coupon Payment Dates listed below, unless previously called. The Coupon Payment Dates are expected to be: February 14, 2020, May 14, 2020, August 14, 2020, November 16, 2020, February 17, 2021, May 14, 2021, August 16, 2021 and November 17, 2021.
Coupon Rate	At least 5.75% per annum, or $14.375 per quarter per Note (to be determined on the Trade Date). The coupon payments will be made in equal quarterly installments in Principal Amount on the Coupon Payment Dates, regardless of the performance of the Underlyings, unless the Notes are earlier called.
Payment at Maturity:	If the Notes are not called and the Final Price of each Underlying is equal to or greater than its respective Downside Thresholds, HSBC will pay you a cash payment per Note on the Maturity Date equal to $1,000 plus the coupon payment otherwise due on the Maturity Date. If the Notes are not called and the Final Price of the Least Performing Underlying is less than its Downside Threshold, HSBC will deliver to you the Share Delivery Amount plus the final coupon payment, and you will receive shares of the Least Performing Underlying that will be worth less than the Principal Amount.
Share Delivery Amount[3]	The Share Delivery Amount is a number of shares of the Least Performing Underlying per $1,000 Principal Amount divided by its Initial Price, subject to adjustment upon the occurrence of certain corporate events affecting the Underlying. See "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the ETF underlying supplement.
Least Performing Underlying	The Underlying with the lowest Underlying Return.
Underlying Return	For each Underlying, calculated as follows: $$\frac{\text{Final Price - Initial Price}}{\text{Initial Price}}$$
Downside Threshold	For each Underlying, 60% of its Initial Price.
Initial Price	For each Underlying, its Official Closing Price on the Trade Date.
Final Price	For each Underlying, its Official Closing Price on the Final Valuation Date.
Calculation Agent	HSBC USA Inc. or one of its affiliates.
Estimated Initial Value	The Estimated Initial Value of the Notes will be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Trade Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Key Risks — The Estimated Initial Value of the Notes, Which Will Be Determined by Us on the Trade Date, Will Be Less than the Price to Public and May Differ from the Market Value of the Notes in the Secondary Market, if Any."

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[1] Expected. In the event HSBC makes any changes to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Notes remains the same and the Call Notice Dates and Call Payment Dates may be adjusted in a similar manner. Each Coupon Payment Date, the Final Valuation Date and Maturity Date are subject to postponement in the event of a Market Disruption Event or non-trading day, as described under "Additional Terms of the Notes—Valuation Dates" and "—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying ETF underlying supplement.

[2] Coupon payments will be payable to the holders of record at the close of business on the business day immediately preceding the applicable Coupon Payment Date, provided that the coupon payment payable upon Issuer call or at maturity, as applicable, will be payable to the person to whom the principal amount upon Issuer call or the Payment at Maturity, is payable. These Coupon Payment Dates are also Call Settlement Dates if the Notes are called.

[3] If you receive the Share Delivery Amount at maturity, we will pay cash in lieu of delivering any fractional shares in an amount equal to that fraction multiplied by the Final Price of the Least Performing Underlying.



Trade Date

The Initial Price of each Underlying is observed and the final terms of the Notes are determined.

Quarterly Coupon. The Notes are Callable on any quarterly Call Payment Date

Regardless of the performance of the Underlyings, HSBC will pay you a coupon payment on the applicable Coupon Payment Date.

HSBC may, at its election, call the Notes on any Coupon Payment Date (other than the final Coupon Payment Date), regardless of the prices of the Underlyings. If the Notes are called, HSBC will pay you a cash payment per Note equal to $1,000.00 plus the coupon payment otherwise due.

Maturity Date

The Final Price and Underlying Return of each Underlying are determined on the Final Valuation Date.

If the Notes have not been called and the Final Price of the Least Performing Underlying is equal to or greater than its Downside Threshold, HSBC will repay the Principal Amount equal to $1,000.00 per Note, plus the final coupon payment.

If the Notes have not been called and the Final Price of the Least Performing Underlying is below its Downside Threshold, HSBC will deliver to you the Share Delivery Amount plus the final coupon payment, and you will receive shares of the Least Performing Underlying that will be worth less than the Principal Amount.

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE NOTES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF HSBC. IF HSBC WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

You will be exposed to the market risk of each Underlying and any decline in the price of one Underlying may negatively affect your return and will not be offset or mitigated by a lesser decline or any potential increase in the price of the other Underlying. Generally, the higher the Coupon Rate on a Note, the greater the risk of loss on that Note.

An investment in the Notes involves significant risks. Some of the risks that apply to the Notes are summarized here. However, HSBC urges you to read the more detailed explanation of risks relating to the Notes generally in the "Risk Factors" section of the accompanying ETF underlying supplement and the accompanying prospectus supplement. HSBC also urges you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

♦ **Risk of Loss at Maturity** — The Notes differ from ordinary debt securities in that HSBC will not necessarily pay the full Principal Amount of the Notes. If the Notes are not called, HSBC will only pay you the Principal Amount of your Notes in cash if the Final Price of the Least Performing Underlying is greater than or equal to its Downside Threshold, and will only make that payment at maturity. If the Notes are not called and the Final Price of the Least Performing Underlying is less than its Downside Threshold, HSBC will deliver to you a number of shares of the Least Performing Underlying equal to the Share Delivery Amount for each Note that you own. The shares will be worth significantly less than your Principal Amount.

In addition, since the Share Delivery Amount will not be delivered to you until the Maturity Date, if the price of the Least Performing Underlying further decreases from the Final Valuation Date to the Maturity Date, the value of the Share Delivery Amount will further decline and will be based on the price of those shares on the Maturity Date. Additionally, there is no assurance that an active trading market will continue for shares of the Least Performing Underlying or that there will be liquidity in that trading market. If you receive shares of the Least Performing Underlying at maturity, the value of those shares is expected to be less than the Principal Amount of the Notes or may have no value at all.

♦ **The Contingent Repayment of Principal Applies at Maturity** — You should be willing to hold your Notes to maturity. If you are able to sell your Notes prior to maturity in the secondary market, you may have to sell them at a loss relative to your initial investment even if the price of each Underlying at that time is above its Downside Threshold.

♦ **The Estimated Initial Value of the Notes, Which Will Be Determined by Us on the Trade Date, Will Be Less than the Price to Public and May Differ from the Market Value of the Notes in the Secondary Market, if Any** — The Estimated Initial Value of the Notes will be calculated by us on the Trade Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

♦ **The Price of Your Notes in the Secondary Market, if Any, Immediately After the Trade Date Will Be Less than the Price to Public** — The price to public takes into account certain costs. These costs will include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes and the costs associated with structuring and hedging our obligations under the Notes. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the prices of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

♦ **If One of Our Affiliates Were to Repurchase Your Notes Immediately After the Settlement Date, the Price You Receive May Be Higher than the Estimated Initial Value of the Notes** — Assuming that all relevant factors remain constant after the Settlement Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Trade Date for a temporary period expected to be approximately 3 months after the Settlement Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Settlement Date of the securities based on changes in market conditions and other factors that cannot be predicted.

♦ **Risks Relating to Issuer Call** — Any early call of the Notes on a Coupon Payment Date will be at the Issuer's sole and absolute discretion and will not automatically occur based on the performance of the Underlyings. It is more likely that the Issuer will call the Notes when it would otherwise be advantageous for the investors to continue to hold the Notes. In other words, the Issuer will be more likely to call the Notes when the Notes are paying an above-market coupon. If the Notes are called prior to maturity, no further Coupon payments will be made on the Notes and investors may be forced to reinvest in a lower interest rate environment. To the extent you are able to reinvest such proceeds in an investment comparable to the Securities, you may incur transaction costs. On the other hand, the Issuer may be less likely to call the Notes when the Notes are paying a below-market coupon or when the closing price of any Underlying is less than its Downside Threshold, such that and investors might suffer a significant loss on investment in the Notes at maturity. Therefore, if the Issuer does not call the Notes, it is more likely that that investors will suffer a significant loss on investment at maturity. The Notes may be called as early as the first Coupon Payment Date after issuance.

♦ **The Notes Are Subject to the Credit Risk of the Issuer** — The Notes are senior unsecured debt obligations of HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any coupon payment or any repayment of principal at maturity or upon an Issuer call, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes and could lose your entire investment.

♦ **Higher Coupon Rates or Lower Downside Thresholds Are Generally Associated with an Underlying with Greater Expected Volatility and Therefore Can Indicate a Greater Risk of Loss** —"Volatility" refers to the frequency and magnitude of changes in the price of an Underlying. The greater the expected volatility with respect to an Underlying on the Trade Date, the higher the expectation as of the Trade Date that the Underlying could close its Downside Threshold on the Final Valuation Date, resulting in the loss of some or all of your investment. This greater expected risk will generally be reflected in a higher Coupon Rate than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower Downside Threshold or a higher Coupon Rate) than for similar securities linked to the performance of an Underlying with a lower expected volatility as of the Trade Date. You should therefore understand that a relatively higher Coupon Rate may indicate an increased risk of loss. Further, a relatively lower Downside Threshold may not necessarily indicate that the Notes have a greater likelihood of a repayment of principal at maturity. The volatility of an Underlying can change significantly over the term of the Notes. The price of an Underlying for your Notes could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Least Performing Underlying and the potential to lose some or all of your principal at maturity.

♦ **Because the Notes Are Linked to the Performance of More Than One Underlying, There Is a Greater Risk of You Sustaining a Significant Loss on Your Investment** — The risk that you will lose some or all of your initial investment in the Notes at maturity is greater if you invest in the Notes as opposed to substantially similar Notes that are linked to the performance of only one Underlying. With three Underlyings, it is more likely that the Final Price of an Underlying will be less than its Downside Threshold on the Final Valuation Date. Therefore it is more likely that you will suffer a significant loss on your investment at maturity.

In addition, movements in the prices of the Underlyings may be correlated or uncorrelated at different times during the term of the Notes, and such correlation (or lack thereof) could have an adverse effect on your return on the Notes. The correlation of a pair of Underlyings represents a statistical measurement of the degree to which the ratios of the returns of those Underlyings were similar to each other over a given period of time. The correlation between a pair of Underlyings is scaled from 1.0 to -1.0, with 1.0 indicating perfect positive correlation (i.e., the value of both Underlyings are increasing together or decreasing together and the ratio of their daily returns has been constant), 0 indicating no correlation (i.e., there is no statistical relationship between the daily returns of that pair of Underlyings) and -1.0 indicating perfect negative correlation (i.e., as the value of one Underlying increases, the value of the other Underlying decreases and the ratio of their daily returns has been constant).

The lower (or more negative) the correlation between two Underlyings, the less likely it is that those Underlyings will move in the same direction and, therefore, the greater the potential for one of those Underlyings to close below its Downside Threshold on the Final Valuation Date. This is because the less positively correlated a pair of Underlyings are, the greater the likelihood that at least one of the Underlyings will decrease in value. This results in a greater potential for a loss of principal at Maturity. However, even if two Underlyings have a higher positive correlation, one or both of those Underlyings might close below its Downside Threshold on the Final Valuation Date, as both of those Underlyings may decrease in value together.

In addition, for each additional Underlying to which the Notes are linked, there is a greater potential for one pair of Underlyings to have low or negative correlation. Therefore, the greater the number of Underlyings, the greater the potential for loss of principal at maturity. HSBC determines the Coupon Rate for the Notes based, in part, on the correlation among the Underlyings, calculated using internal models at the time the terms of the Notes are set. As discussed above, increased risk resulting from lower correlation will be reflected in a higher Coupon Rate than would be payable on notes that have a higher degree of correlation.

♦ **Your Return Will Be Based on the Individual Return of Each Underlying** — Unlike notes linked to a basket of underlyings, the Notes will be linked to the individual performance of each Underlying. Because the Notes are not linked to a basket, in which case the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the prices of the Underlyings to the same degree for each Underlying. The amount payable on the Notes, if any, depends on the performance of the Least Performing Underlying regardless of the performance of the other Underlying. You will bear the risk that any of the Underlyings will perform poorly.

♦ **Limited Return on the Notes** — The return potential of the Notes is limited to the Coupon Rate regardless of any appreciation of any Underlying. In addition, the return potential of the Notes is limited by the call feature in that you will not receive any further payments after the Notes are called. Your Notes could be called as early as February 14, 2020, and your return could be minimal. If the Notes are not called, you may be exposed to the decline in the price of the Least Performing Underlying even though you cannot participate in any potential appreciation in the price of any Underlying. In addition, if the Notes have not been previously called and if the price of any Underlying decreases, as the Maturity Date approaches, the Notes are less likely to be called, as there will be a shorter period of time remaining for the price of an Underlying to increase to its Initial Price. As a result, the return on an investment in the Notes could be less than the return on a direct investment in securities represented by the Underlyings.

♦ **No Assurance that the Return Strategy of the Notes Will Be Successful** — While the Notes are structured to provide coupon payments regardless of the prices of the Underlyings, we cannot assure you of the economic environment during the term of the Notes, or at maturity. As a result, you may lose some or all of your initial investment in the Notes.

♦ **Lack of Liquidity** — The Notes will not be listed on any securities exchange or quotation system. One of HSBC's affiliates intends to offer to purchase the Notes in the secondary market, but is not required to do so and may cease any such market-making activities at any time without notice. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which one of HSBC's affiliates is willing to buy the Notes, and therefore you may have to sell your Notes at a significant discount.

♦ **An Underlying and Its Underlying Index Are Different** – The performance of an Underlying may not exactly replicate the performance of its underlying index, because the Underlying will reflect transaction costs and fees that are not included in the calculation of its underlying index. It is also possible that an Underlying may not fully replicate or may in certain circumstances diverge significantly from the performance of its underlying index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the Underlying or due to other circumstances. An Underlying may use futures contracts, options, swap agreements, currency forwards and repurchase agreements in seeking performance that corresponds to its underlying index and in managing cash flows.

♦ **The Underlyings Are Subject to Management Risk** – The Underlyings are not managed according to traditional methods of "active" investment management, which involve the buying and selling of securities based on economic, financial and market analysis and investment judgment. Instead, the Underlyings, utilizing a "passive" or indexing investment approach, attempt to approximate the investment performance of the Underlyings' applicable underlying index by investing in a portfolio of securities that generally replicate its applicable underlying index. Therefore, unless a specific security is removed from its underlying index, the Underlyings generally would not sell a security because the security's issuer was in financial trouble. In addition, the Underlyings are subject to the risk that the investment strategy of the Underlyings' investment advisor may not produce the intended results.

♦ **The Performance and Market Value of an Underlying During Periods of Market Volatility May Not Correlate with the Performance of its Underlying Index as well as the Net Asset Value per Share of that Underlying** – During periods of market volatility, securities underlying an Underlying may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of that Underlying and the liquidity of the Underlying may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of that Underlying. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of an Underlying. As a result, under these circumstances, the market value of shares of an Underlying may vary substantially from the net asset value per share of that Underlying. For all of the foregoing reasons, the performance of an Underlying may not correlate with the performance of its Underlying Index as well as the net asset value per share of the Underlying, which could materially and adversely affect the value of the Notes in the secondary market and/or reduce your payment at maturity.

♦ **Owning the Notes Is Not the Same as Owning the Stocks Included in an Underlying** — The return on your Notes may not reflect the return you would realize if you actually owned the stocks included in an Underlying. As a holder of the Notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the stocks included in any Underlying would have. Furthermore, an Underlying and the stocks included in an Underlying may appreciate substantially during the term of your Notes, and you will not participate in such appreciation.

♦ **Small-Capitalization Companies Risk** — The IWM tracks companies that may be considered small-capitalization companies. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the market price of the IWM may be more volatile than an investment in stocks issued by large-capitalization companies. Stock prices of small-capitalization companies are also generally more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, making it difficult for the IWM to track them. In addition, small-capitalization companies are typically less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and fewer competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products.

♦ **Non-U.S. Securities Risk —** Some of the stocks included in the QQQ are issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities, such as the Notes, involve risks associated with the home countries of the issuers of those non-U.S. equity securities. The prices of securities in non-U.S. markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.

♦ **Potentially Inconsistent Research, Opinions or Recommendations by HSBC, UBS Financial Services Inc. or Their Respective Affiliates** — HSBC, UBS Financial Services Inc., and their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes, and which may be revised at any time. Any such research, opinions or recommendations could affect the price of an Underlying, and therefore, the market value of the Notes.

♦ **Potential HSBC and UBS Financial Services Inc. Impact on an Underlying** — Trading or transactions by HSBC, UBS Financial Services Inc., or any of their respective affiliates in an Underlying or in futures, options, exchange-traded funds or other derivative products on an Underlying, may adversely affect the price of that Underlying, and, therefore, the market value of your Notes.

♦ **Potential Conflicts of Interest** — HSBC, UBS Financial Services Inc., or any of their respective affiliates may engage in business with the issuers of the stocks included in an Underlying, which may present a conflict between the obligations of HSBC or UBS Financial Services Inc., and you, as a holder of the Notes. HSBC, as the Calculation Agent, can postpone the determination of the Final Price and the Maturity Date if a Market Disruption Event occurs and is continuing on the Final Valuation Date.

♦ **Economic and Market Factors Affecting the Terms and Market Price Prior to Maturity or Call** — Because structured notes, including the Notes, can be thought of as having a debt and derivative component, factors that influence the values of debt instruments and options and other derivatives also affect the terms and features of the Notes at issuance and the market price of the Notes prior to maturity or call. These factors include the prices of the Underlyings; the volatility of the Underlyings; the dividend rate paid on stocks included in the Underlyings; the time remaining to the maturity of the Notes; interest rates in the markets in general; geopolitical conditions and economic, financial, political, regulatory, judicial or other events; and the creditworthiness of HSBC. These and other factors are unpredictable and interrelated and may offset or magnify each other.

♦ **The Notes Are Not Insured or Guaranteed by any Governmental Agency of the United States or any Other Jurisdiction** — The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive any amount owed to you under the Notes and could lose your entire investment.

♦ **The Amount Payable on the Notes Is Not Linked to the Prices of the Underlyings at Any Time Other Than on the Final Valuation Date** — The return on the Notes will be based on the Final Price of each Underlying on the Final Valuation Date, subject to postponement for non-trading days and certain Market Disruption Events. Even if the price of an Underlying appreciates prior to the Final Valuation Date but then drops on that day to a price that is less than the Initial Price, the return on the Notes will be less, and may be significantly less, than it would have been had the Notes been linked to the price of that Underlying prior to such decrease. Although the actual price of an Underlying on the Maturity Date or at other times during the term of the Notes may be higher than its Final Price on the Final Valuation Date, the return on the Notes will be based solely on the Final Price of each Underlying on the Final Valuation Date.

♦ **Changes Affecting an Underlying** — The policies of an Underlying's sponsor concerning additions, deletions and substitutions of the stocks included in that Underlying and the manner in which the sponsor takes account of certain changes affecting those stocks may adversely affect the price of that Underlying. The policies of a sponsor with respect to the calculation of the relevant Underlying could also adversely affect the price of that Underlying. A sponsor may discontinue or suspend calculation or dissemination of the relevant Underlying. Any such actions could have an adverse effect on the value of the Notes.

♦ **Uncertain Tax Treatment** — There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one reasonable approach, the Notes should be treated a put option written by you and a deposit with us of cash in an amount equal to the Principal Amount of the Note to secure your potential obligation under the put option. HSBC intends to treat the Notes consistent with this approach and pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. See "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as a Put Option and a Deposit" in the accompanying prospectus supplement for the U.S. federal income tax considerations applicable to securities that are treated as consisting of a put option and a deposit for U.S. federal income tax purposes.

In addition, the Notes are not intended for purchase by any investor that is not a United States person, as that term is defined for U.S. federal income tax purposes, and the underwriters will not make offers of the Notes to any such investor. If, however, a Note is transferred to a non-U.S. holder (as defined in the accompanying prospectus supplement) in the secondary market, because the tax treatment of the coupon payments is unclear, such non-U.S. holder may be subject to 30% withholding tax applicable to any coupon payment, subject to reduction or elimination by applicable treaty, unless income from such coupon payment is effectively connected with your conduct of a trade or business within the United States. HSBC will not pay any additional amounts in respect of such withholding.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Notes) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the accompanying prospectus supplement) of a Note is required to accrue income in respect of the Notes prior to the receipt of payments with respect to the Notes or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the Notes as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder of the Notes could be subject to U.S. withholding tax in respect of the Notes. It is unclear whether any regulations or other guidance would apply to the Notes (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Notes.

For a more complete discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "What Are the Tax Consequences of the Notes?" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Hypothetical Scenario Analysis and Examples at Maturity

The scenario analysis and examples below are hypothetical and provided for illustrative purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of any Underlying relative to its Initial Price. **The hypothetical terms used below are not the actual terms that will apply to the Notes. The actual terms will be set on the Trade Date and will be indicated on the cover of the applicable pricing supplement.** We cannot predict the Final Price of any Underlying on the Final Valuation Date. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of any Underlying. The numbers appearing in the examples below may have been rounded for ease of analysis. The following scenario analysis and examples illustrate the Payment at Maturity or upon earlier Issuer call per $1,000.00 Note on a hypothetical offering of the Notes, based on the following assumptions:

Investment term:	2 years (unless earlier called)
Initial Prices:	$100.00 for each Underlying
Coupon Rate:	4.00% per annum (or 1.00% per quarter)
Coupon Payment:	$10.00 per quarter
Coupon Payment Dates:	Quarterly
Downside Thresholds:	$60.00 for each Underlying (60% of its Initial Price)

Example 1 — Notes are Called on the First Call Notice Date

Date	Final Price	Payment (per Note)
First Call Notice Date	N/A	$1,010.00 ($1,000.00 + $10.00) – Notes are called
		Total: $1,010.00 (1.00% return)

Since the Notes are called on the first Call Notice Date, HSBC will pay you on the Call Settlement Date a total of $1,010.00 per Note, reflecting your Principal Amount plus the applicable coupon payment, for a 1.00% total return on the Notes. No further amount will be owed to you under the Notes.

Example 2 — Notes are NOT Called and the Final Price of Each Underlying Is at or Above Its Downside Threshold

Date	Final Price	Payment (per Note)
First Call Notice Date	N/A	$10.00 (coupon payment) – Notes are not called
Second Call Notice Date	N/A	$10.00 (coupon payment) – Notes are not called
Third Through Seventh Call Notice Dates	N/A	$10.00 x 5 (coupon payments) – Notes are not called
Final Valuation Date	SPY: $115.00 (at or above Downside Threshold) IWM: $125.00 (at or above Downside Threshold) QQQ: $110.00 (at or above Downside Threshold)	$1,010.00 (Payment at Maturity)
		Total: $1,080.00 (8.00% return)

At maturity, HSBC will pay you a total of $1,010.00 per Note, reflecting your Principal Amount plus the applicable coupon payment. When added to the coupon payments of $70.00 received prior to maturity, HSBC will have paid you a total of $1,080.00 per Note, for a 8.00% total return on the Notes.

Example 3 — Notes are NOT Called and the Final Price of the Least Performing Underlying Is Below Its Downside Threshold

Date	Final Price	Payment (per Note)
First Call Notice Date	N/A	$10.00 (coupon payment) – Notes are not called
Second Call Notice Date	N/A	$10.00 (coupon payment) – Notes are not called
Third Through Seventh Call Notice Dates	N/A	$10.00 x 5 (coupon payments) – Notes are not called
Final Valuation Date	SPY: $40.00 (below Downside Threshold) IWM: $90.00 (above Downside Threshold) QQQ: $110.00 (above Downside Threshold)	10 shares of the SPY, worth approximately $400.00, plus a $10.00 coupon payment
		Total $480.00 (-52.00% return)

In this example, HSBC does not elect to call the Notes and the Notes remain outstanding until maturity. In this example, the SPY is the Least Performing Underlying. Because the Final Price of at least one Underlying is less than its Downside Threshold, HSBC will pay you at maturity, together with the previous coupon payments, a total amount of cash and shares worth approximately $480.00 per $1,000 Principal Amount, for a -52% total return over the term of the Notes.

The SPDR® S&P 500® ETF

Description of the SPY

The SPY is a unit investment trust that issues securities called "Standard & Poor's Depositary Receipts" or "SPDRs." The SPY is an investment company registered under the Investment Company Act of 1940, as amended. SPDRs represent an undivided ownership interest in a portfolio of all, or substantially all, of the common stocks of the S&P 500® Index, which is the underlying index for SPY. The SPY is an exchange-traded fund that trades on the NYSE Arca, Inc. under the ticker symbol "SPY."

For more information about the SPY, see "The SPDR® S&P 500® ETF" beginning on page S-39 of the accompanying ETF Underlying Supplement.

Historical Performance of the SPY

The following graph sets forth the historical performance of the SPY based on the daily historical Official Closing Prices from November 8, 2009 through November 8, 2019 as reported on the Bloomberg Professional® service ("Bloomberg"). The solid line represents a hypothetical Downside Threshold of 60% of the Official Closing Price of the SPY on November 8, 2019. The actual Downside Threshold of the SPY will be determined on the Trade Date and will be based on its Initial Price. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.



Historical values and past performance of this Underlying is not indicative of its future performance.

The iShares® Russell 2000 ETF

Description of the IWM

We have derived all information contained in this document regarding the iShares® Russell 200 ETF (the "IWM"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares, Inc. (iShares). Neither we nor any of our affiliates has undertaken any independent review or due diligence of such information.

The IWM is an investment portfolio maintained and managed by iShares and advised by BlackRock Fund Advisors ("BFA"). iShares is a registered investment company that consists of numerous separate investment portfolios, including the IWM. The shares of the IWM are listed and trade on the NYSE Arca, Inc. under the ticker symbol "IWM."

Information provided to or filed with the SEC by iShares pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 333-92935 and 811-09729, respectively, through the SEC's website at http://www.sec.gov. Information from outside sources is not incorporated by reference in, and should not be considered a part of, this document. Neither we nor any of our affiliates has undertaken any independent review or due diligence of such information. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. As a prospective purchaser, you should undertake an independent investigation of the IWM as in your judgment is appropriate to make an informed decision with respect to an investment linked to the IWM.

Investment Objective and Strategy

The IWM seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the small capitalization sector of the U.S. equity market as measured by the Russell 2000® Index (the "RTY"). The RTY was developed by FTSE Russell ("Russell") as an equity benchmark representing the approximately 2,000 smallest companies in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest U.S. companies as determined by market capitalization and represents approximately 98% of the U.S. equity market. The returns of the IWM may be affected by certain management fees and other expenses, which are detailed in its prospectus.

Representative Sampling

The IWM pursues a "representative sampling" strategy in attempting to track the performance of the RTY, meaning the IWM invests in a representative sample of securities that collectively has an investment profile similar to the RTY. Securities selected are expected to have aggregate investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the RTY.

The IWM generally invests at least 90% of its assets in securities of the RTY and in depositary receipts representing securities of the RTY. The IWM may invest the remainder of its assets in certain futures, options and swap contracts, cash and cash equivalents, including money market funds advised by BFA or its affiliates, as well as in securities not included in the RTY, but which BFA believes will help the IWM track the RTY.

Correlation

The RTY is a theoretical financial calculation, while the IWM is an actual investment portfolio. The performance of the IWM and the RTY will vary somewhat due to fees and expenses, transaction costs, un-invested cash, timing variances, and actions taken by the fund to maintain certain regulatory or tax treatments among other causes. The divergence between IWM's performance and the RTY is called "tracking error." The divergence between IWM's performance and the RTY is called "tracking error." The IWM, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the RTY.

Industry Concentration Policy

The IWM will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries only to approximately the same extent that the RTY is so concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), repurchase agreements collateralized by U.S. government securities are not considered to be issued by members of any industry.

Description of the Russell 2000® Index

We have derived all information relating to the Russell 2000® Index (the "RTY"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by, Russell. Neither we nor any of our affiliates has undertaken any independent review or due diligence of such information. Russell has no obligation to continue to publish, and may discontinue the publication of, the RTY at any time.

General

The RTY is an index calculated, published, and disseminated by Russell, and measures the composite price performance of stocks of 2,000 companies determined by Russell to be part of the U.S. equity market. All 2,000 stocks are traded on a major U.S. exchange, and form a part of the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest U.S. companies as determined by market capitalization.

The RTY consists of the smallest 2,000 companies, by market capitalization, included in the Russell 3000® Index. The RTY is designed to track the performance of the small capitalization segment of the U.S. equity market. The inception date of the RTY is January 1, 1984. Members of the RTY are determined each year during the annual reconstitution and are enhanced quarterly with the addition of initial public offerings (IPOs). The RTY is one of the Russell U.S. indices.

Defining Eligible Securities

All companies that are determined to be part of the U.S. equity market under Russell's country-assignment methodology are included in the Russell U.S. indices. If a company is incorporated in, has a stated headquarters location in, and also trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible), the company is assigned to the equity market of its country of incorporation. If any of the three do not match, Russell then defines three Home Country Indicators ("HCI"): country of Incorporation, country of headquarters, and country of the most liquid exchange as defined by two-year average daily dollar trading volume from all exchanges within a country. Using the HCIs, Russell cross-compares the primary location of the company's assets with the three HCIs. If the primary location of the company's assets matches any of the HCIs, then the company is assigned to its primary asset location. If there is insufficient information to determine the country in which the company's assets are primarily located, Russell will use the primary location of the company's revenues for the same cross-comparison and will assign the company to the appropriate country in a similar fashion. Russell uses an average of two years of asset or revenue data for analysis to reduce potential turnover. If conclusive country details cannot be derived from assets or revenue, Russell assigns the company to the country where its headquarters are located unless the country is a benefit driven incorporation ("BDI") country; in which case, the company will be assigned to the country of its most liquid stock exchange. Russell lists the following countries as BDIs: Anguilla, Antigua and Barbuda, Aruba, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Curacao, Guernsey, Gibraltar, Isle of Man, Jersey, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten, and Turks and Caicos Islands. For any companies incorporated or headquartered in a U.S. territory, including countries such as Puerto Rico, Guam, and U.S. Virgin Islands, a U.S. HCI is assigned. If a company is designated as a Chinese "N Share", it will not be considered for inclusion within the Russell US Indexes. An "N Share" company is a company controlled by Mainland Chinese entities, companies or individuals, incorporated outside of China and traded on the New York Stock Exchange, the Nasdaq exchange, or the NYSE American with a majority of its revenue or assets derived from People's Republic of China.

Preferred and convertible preferred stock, redeemable shares, participating preferred stock, warrants, rights, installment receipts and trust receipts are not eligible for inclusion in the Russell U.S. Indices. All securities eligible for inclusion in Russell U.S. indices must trade on an eligible U.S. exchange. The eligible U.S. exchanges are: NYSE, NYSE American, Nasdaq and ARCA. Bulletin board, pink-sheets, and over-the-counter ("OTC") traded securities are not eligible for inclusion, including securities for which prices are displayed on the FINRA ADF. Royalty trusts, U.S. limited liability companies, closed-end investment companies, blank check companies, special-purpose acquisition companies, and limited partnerships are also not eligible for inclusion in the Russell U.S. Indices. Business development companies, exchange traded funds and mutual funds are also excluded.

If an eligible company trades under multiple share classes, Russell will review each share class independently for U.S. index inclusion. Stocks must trade at or above $1.00 (on its primary exchange) on the last trading day in May of each year to be eligible for inclusion in the RTY during annual reconstitution. However, in order to reduce unnecessary turnover, if an existing member's closing price is less than $1.00 on the last day of May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than $1.00. If an existing index member does not trade on the last trading day in May, it must price at $1.00 or above on another eligible U.S. exchange to remain eligible. A stock added during the quarterly IPOs process is considered a new index addition and therefore must have a close price on its primary exchange at or above $1.00 on the last day of the IPO eligibility period in order to qualify for index inclusion. Companies with a total market capitalization of less than $30 million are not eligible for inclusion in the Russell U.S. indices. Similarly, companies with only 5% or less of their shares available in the marketplace are not eligible for the Russell U.S. indices.

Annual Reconstitution

Annual reconstitution is the process by which all Russell Indexes are completely rebuilt. Reconstitution is a vital part of the creation of a benchmark which accurately represents a particular market segment. Companies may get bigger or smaller over time, or periodically undergo changes in their style characteristics. Reconstitution ensures that companies continue to be correctly represented in the appropriate Russell indices.

On the rank day in May each year (timetable is announced each spring), all eligible securities are ranked by their total market capitalization. Total market capitalization is determined by multiplying total outstanding shares by the last price traded on the primary exchange on the rank day in May. All share classes for a company, including unlisted shares, are aggregated and considered total shares outstanding.

Reconstitution occurs on the last Friday in June. However, at times this date is too proximal to exchange closures and abbreviated exchange trading schedules when market liquidity is exceptionally low. In order to ensure proper liquidity in the markets, when the last Friday in June falls on the 29th or 30th, reconstitution will occur on the preceding Friday.

Eligible IPOs are added to the Russell U.S. indices quarterly to ensure that new additions to the institutional investing opportunity set are reflected in the representative indices. Russell focuses on IPOs each quarter because it is important to reflect market additions between reconstitution periods. Companies filing an initial public offering registration statement (or the local equivalent when outside the United States) and listing with the same quarter on an eligible U.S. exchange are reviewed for eligibility regardless of previous trading activity (exceptional or unique events may induce extraordinary treatment which will be communicated appropriately); a one month window is used to ensure that companies submitting the requisite filings just outside of the quarter are not excluded from eligibility. Companies currently trading on foreign exchanges or OTC markets will be reviewed for eligibility if: (1) the company files an initial public offering statement for an eligible U.S. exchange; (2) the offering is announced to the market and confirmed by Russell's vendors as an IPO; and (3) the security is not currently a member of the Russell Global Index (eligibility and country assignment are reviewed at reconstitution).

Capitalization Adjustments

After membership is determined, a security's shares are adjusted to include only those shares available to the public, which is often referred to as "free float." The purpose of this adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set. Stocks are weighted in the Russell U.S. indices by their available (also called "float-adjusted") market capitalization, which is calculated by multiplying the primary closing price by the available shares. Adjustments to shares are reviewed at reconstitution, during quarterly update cycles, and for corporate actions such as mergers.

Certain types of shares are restricted and removed from total market capitalization to arrive at free float or available market capitalization, such as shares directly owned by State, Regional, Municipal and Local governments (excluding shares held by independently managed pension schemes for governments), shares held by directors, senior executives and managers of the company, and by their family and direct relations, and by companies with which they are affiliated, shares subject to a lock-in clause, and shares subject to on-going contractual agreements (such as swaps), et cetera.

Corporate Action-Driven Changes

Russell defines a corporate action as an action on shareholders with a prescribed ex-date (e.g., rights issue, special dividend, stock split). The share price and indexes in which the company is included will be subject to an adjustment on the ex-date. This is a mandatory event. Russell defines a corporate event as a reaction to company news (event) that might impact the index depending on the index rules. Russell applies corporate actions and events to its indexes on a daily basis. Depending upon the time an action is determined to be final, Russell will either (1) apply the action before the open on the ex-date, or (2) apply the action providing appropriate notice if it is deemed to be "actionable" for passive index managers.

For merger and spin-off transactions that are effective between rank day in May and the Friday prior to annual reconstitution in June, the market capitalizations of the impacted securities are recalculated and membership is reevaluated as of the effective date of the corporate action. For corporate events that occur during the final week of reconstitution (during which reconstitution is finalized Friday after U.S. market close), market capitalizations and memberships will not be reevaluated. Non index members that have been considered ineligible as of rank day will not be reevaluated in the event of a subsequent corporate action that occurs between rank day and the reconstitution effective date.

If a company distributes shares of an additional share class to its existing shareholders through a mandatory corporate action, Russell evaluates the additional share class for separate index membership. The new share class will be deemed eligible if the market capitalization of the distributed shares meets minimum size requirement (above the minimum market capitalization breakpoint defined as the smallest member of the Russell 3000E Index from previous rebalance, adjusted for performance to date.) Index membership of additional share classes that are added due to corporate actions will mirror that of the pricing vehicle, as will style and stability probabilities. If the distributed shares of an additional share class do not meet eligibility requirements, they will not be added to the index (the distributed shares may be added to the index temporarily until they are settled and listed to enable index replication).

"No Replacement" Rule: Securities that leave a Russell U.S. index for any reason (e.g., mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in a Russell U.S. index over the year will fluctuate according to corporate activity.

To maintain representativeness and maximize the available investment opportunity for index managers, the Russell U.S. indices are reviewed quarterly for updates to shares outstanding and to free floats used within the index calculation. The changes are implemented quarterly, on the third Friday of the month (after the close). The June reconstitution will continue to be implemented on the last Friday of June (unless the last Friday occurs on the 29th or 30th, when reconstitution will occur on the Friday prior).

Historical Performance of the IWM

The following graph sets forth the historical performance of the IWM based on the daily historical Official Closing Prices from November 8, 2009 through November 8, 2019 as reported on Bloomberg. The solid line represents a hypothetical Downside Threshold of 60% of the Official Closing Price of the IWM on November 8, 2019. The actual Downside Threshold of the IWM will be determined on the Trade Date and will be based on its Initial Price. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.



Historical values and past performance of this Underlying is not indicative of its future performance.

The Invesco QQQ Trust™, Series 1

Description of the QQQ

The QQQ, formerly known as the PowerShares QQQ Trust™, Series 1, is an exchange-traded fund based on the Nasdaq-100 Index®. The QQQ will, under most circumstances, consist of all of stocks in the Nasdaq-100 Index®. The Nasdaq-100 Index® includes 100 of the largest domestic and international nonfinancial companies listed on the Nasdaq Stock Market based on market capitalization. The QQQ trades on The Nasdaq Stock Market, Inc. under the ticker symbol "QQQ."

For more information about the QQQ, see "The PowerShares QQQ Trust™, Series 1" beginning on page S-34 of the accompanying ETF Underlying Supplement.

Historical Performance of the QQQ

The following graph sets forth the historical performance of the QQQ based on the daily historical Official Closing Prices from November 8, 2009 through November 8, 2019 as reported on the Bloomberg Professional® service ("Bloomberg"). The solid line represents a hypothetical Downside Threshold of 60% of the Official Closing Price of the QQQ on November 8, 2019. The actual Downside Threshold of the QQQ will be determined on the Trade Date and will be based on its Initial Price. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.



Historical values and past performance of this Underlying is not indicative of its future performance.

Correlation of the Underlyings

The following graph sets forth the historical performances of the SPDR® S&P 500® ETF, the iShares® Russell 2000 ETF and the Invesco QQQ Trust™, Series 1 from November 8, 2009 through November 8, 2019, based on the daily Official Closing Prices of the Underlyings. For comparison purposes, each Underlying has been normalized to have a closing price of 100.00 on November 8, 2009 by dividing the Official Closing Price of that Underlying on each day by the Official Closing Price of that Underlying on November 8, 2009 and multiplying by 100.00.

We obtained the Official Closing Prices used to determine the normalized closing prices set forth below from Bloomberg, without independent verification. Historical performance of the Underlyings should not be taken as an indication of future performance. Future performance of the Underlyings may differ significantly from historical performance, and no assurance can be given as to the Official Closing Prices of the Underlyings during the term of the Notes, including on the Final Valuation Date. We cannot give you assurance that the performances of the Underlyings will result in the return of any of the Principal Amount.

Historical Performance of the SPDR® S&P 500® ETF, the iShares® Russell 2000 ETF and the Invesco QQQ Trust™, Series 1



PAST PERFORMANCE OF THE UNDERLYINGS IS NOT INDICATIVE OF FUTURE RESULTS.

The closer the relationship of the daily returns of the Underlyings over a given period, the more positively correlated those Underlyings are. The graph above illustrates the historical performance of each of the Underlyings relative to the other Underlyings over the time period shown and provides an indication of how close the relative performance of the daily returns of one Underlying has historically been to another. For additional information, see the information set forth above under "Key Risks –Because the Notes Are Linked to the Performance of More Than One Underlying, There Is a Greater Risk of You Sustaining a Significant Loss on Your Investment."

The lower (or more negative) the correlation between two Underlyings, the less likely it is that those Underlyings will move in the same direction and, therefore, the greater the potential for one of those Underlyings to close below its Downside Threshold on the Final Valuation Date. This is because the less positively correlated a pair of Underlyings are, the greater the likelihood that at least one of the Underlyings will decrease in value. This results in a greater potential for a loss of principal at Maturity. However, even if two Underlyings have a higher positive correlation, one or both of those Underlyings might close below its Downside Threshold on the Final Valuation Date, as both of those Underlyings may decrease in value together.

In addition, for each additional Underlying to which the Notes are linked, there is a greater potential for one pair of Underlyings to have low or negative correlation. Therefore, the greater the number of Underlyings, the greater the potential for loss of principal at maturity. The terms of the Notes will be based, in part, on the correlation among the Underlyings, calculated using internal models at the time the terms of the Notes are set. As discussed above, increased risk resulting from lower correlation will be reflected in a higher Coupon Rate than would be payable on notes that have a higher degree of correlation.

What Are the Tax Consequences of the Notes?

You should carefully consider, among other things, the matters set forth in the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes. This summary supplements the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith.

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, each Note should be treated as a put option written by you (the "Put Option") that permits us to settle the Put Option in shares of the Least Performing Underlying, or at our option, the cash value of those shares and a deposit with us of cash in an amount equal to the Principal Amount of the Note (the "Deposit") to secure your potential obligation under the Put Option, as described in the prospectus supplement under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S Holders – Certain Notes Treated as a Put Option and a Deposit or an Executory Contract – Certain Notes Treated as a Put Option and a Deposit." We intend to treat the Notes consistent with this approach, and we intend to treat the Deposits as non-contingent debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat each Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ materially and adversely from the treatment described above. We do not plan to request a ruling from the Internal Revenue Service (the "IRS") regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described in this pricing supplement.

We will not attempt to ascertain whether an Underlying or any of the entities whose stock is owned by an Underlying would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If an Underlying or one or more of the entities whose stock is owned by an Underlying were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the Underlyings and the entities whose stock is owned by the Underlyings and consult your tax advisor regarding the possible consequences to you if an Underlying or one or more of the entities whose stock is owned by an Underlying is or becomes a PFIC or a USRPHC.

In Notice 2008-2, the IRS and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. While it is not clear whether the Notes would be viewed as similar to the instruments described in Notice 2008-2, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the prospectus supplement) of a Note is required to accrue income in respect of the Notes prior to the receipt of payments with respect to the Notes or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the Notes as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder of the Notes could be subject to U.S. withholding tax in respect of the Notes. It is unclear whether any regulations or other guidance would apply to the Notes (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Notes.

U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as a Put Option and a Deposit" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus supplement). With respect to coupon payments you receive, we intend to treat such payments as consisting of interest on the Deposit and a payment with respect to the Put Option as follows:

Coupon Rate per Annum (to be determined on the Trade Date)	Interest on Deposit per Annum	Put Option Component per Annum
At least 5.75% per annum	• %	• %

If the Notes are redeemed prior to maturity, you should recognize the total Put Premium received as short-term capital gain at that time.

Non-U.S. Holders. The Notes are not intended for purchase by any investor that is not a United States person, as that term is defined for U.S. federal income tax purposes, and the underwriters will not make offers of the Notes to any such investor. If, however, a Note is transferred to a non-U.S. holder (as defined in the prospectus supplement) in the secondary market, because the tax treatment of the coupons is unclear, such non-U.S. holder may be subject to 30% withholding tax applicable to the coupon, subject to reduction or elimination by applicable treaty, unless income from such coupon is effectively connected with your conduct of a trade or business within the United States. We will not pay any additional amounts in respect of such withholding.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2021. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting an Underlying or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of an Underlying or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

PROSPECTIVE PURCHASERS OF THE NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES.

Events of Default and Acceleration

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine the accelerated payment due and payable at maturity in the same general manner as described in herein, except that the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for the purposes of determining the Final Price. If a Market Disruption Event exists with respect to an Underlying on that scheduled trading day, then the accelerated Final Valuation Date for that Underlying will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days. For the avoidance of doubt, if no Market Disruption Event exists with respect to an Underlying on the scheduled trading day preceding the date of acceleration, the determination of such Underlying's Underlying Return will be made on such date, irrespective of the existence of a Market Disruption Event with respect to any other Underlying occurring on such date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Notes from HSBC for distribution to UBS Financial Services Inc. (the "Agent"). HSBC Securities (USA) Inc. will agree to sell to the Agent, and the Agent will agree to purchase, all of the Notes at the price to public less the underwriting discount indicated on the cover hereof. HSBC has agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus. The Agent may allow a concession to its affiliates not in excess of the underwriting discount set forth on the cover hereof.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate thereof) intends to offer to purchase the Notes in the secondary market, but is not required to do so and may cease making such offers at any time. HSBC or its affiliate will enter into swap agreements or related hedge transactions with one of its other affiliates or unaffiliated counterparties, which may include UBS Financial Services Inc., in connection with the sale of the Notes and UBS Financial Services Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement related to this free writing prospectus in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

We expect that delivery of the Securities will be made against payment for the Securities on or about the Settlement Date set forth on the cover of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Securities more than two business days prior to the Settlement Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-61 in the accompanying prospectus supplement.